

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2008

Mr. Gary Rodkin
Chief Executive Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

> **RE:** **ConAgra Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended May 25, 2007**
> **Filed July 25, 2007**
> **Schedule 14A**
> **Filed August 17, 2007**
> **Response Letter Dated February 15, 2008**
> **File No. 1-07275**

Dear Mr. Rodkin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne N. Parker
Branch Chief